Exhibit 10.5

November 15, 2013

Joshua H. Bilenker

Re:                             Offer of Employment by Loxo Oncology, Inc.

Dear Josh Bilenker:

On behalf of Loxo Oncology, Inc. (the “Company”), the Board of Directors of the Company (the “Board”) is very pleased to offer you continued employment in the position of President and Chief Executive Officer.  We believe you are the ideal candidate for us, and believe that with your specific background, you will make significant contributions to the success of the Company.

The terms of your new position with the Company are as set forth in this offer of employment agreement (the “Agreement”):

1.                                      Position; Chief Executive Officer.  You will become the President and Chief Executive Officer of the Company, primarily working out of the Company’s offices at Aisling Capital LLC in New York, NY, or wherever the Company signs its initial office lease, and traveling from time to time as necessary.  As President and Chief Executive Officer you will have responsibility for the Company’s operations and strategic direction, as well as other tasks assigned to you by the Board.  You will report directly to the Board.  The Company will recommend that you be elected to the Board, and that you continue to serve on the Board so long as you remain Chief Executive Officer of the Company.  While employed by the Company you will devote substantially all of your business time, energy and skill to the performance of your duties for the Company.

2.                                      Starting Salary.

(a)                                 Base Salary.  Your starting salary will be Three Hundred Fifty Thousand dollars ($350,000) per year, payable in accordance with the Company’s standard payroll schedule and will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time.

(b)                                 Bonus.  Beginning on your date of hire until the end of your employment with the Company, on an annual fiscal year basis, it is expected that you will be eligible for a bonus with a target of 40% of your then current base salary, subject to pro rata adjustment for any partial years worked (the “Bonus”).  The Bonus will be based upon individual and Company achievement of milestones or goals agreed upon by you and the Board of Directors within 60 days following the date of this Agreement for the current fiscal year and within 60 days following the beginning of each new fiscal year thereafter.  Any Bonus you earn for a fiscal year will be paid within 2½ months after the close of that fiscal year, but only if you are still employed by the Company at the time of payment.  The determinations of the Board with respect to your Bonus will be final, conclusive and binding.

3.                                      Benefits.  In addition, you will be eligible to participate in regular health insurance, bonus and other employee benefit plans established by the Company for its employees and executives from time to time.

4.                                      Equity.

(a)                                 Restricted Stock.  As a condition to your continued employment, you will be required to sign the Stock Restriction Agreement attached hereto as Exhibit A (the “Stock Restriction Agreement”).  As set forth in the Stock Restriction Agreement, the One Hundred Twenty Thousand Seven Hundred and Seventy-Three (120,773) shares of restricted stock that you currently hold pursuant to the Stock Purchase Agreement by and between you and the Company dated June 28, 2013 will vest, and the Company’s right of repurchase shall lapse, at the rate of Twenty-Five percent (25%) on July 2, 2014, which is the first anniversary of the first closing of the Company’s Series A financing, and the remaining shares will vest in equal monthly installments over the 36 months thereafter, so long as you continue to provide service to the Company as an employee, consultant or director on each applicable vesting date, as set forth in the Stock Restriction Agreement.

(b)                                 Options.  We will recommend to the Board of Directors of the Company that you be granted the option to purchase up to One Hundred Five Thousand Four Hundred Two (105,402) shares of Common Stock of the Company under our 2013 Equity Incentive Plan (the “Plan”) at the fair market value of the Company’s Common Stock, as determined by the Board of Directors on the date the Board approves such grant (the “First Option”).  The First Option shares will vest at the rate of Twenty-Five percent (25%) on July 2, 2014, which is the first anniversary of the first closing of the Company’s Series A financing, and the remaining First Option shares will vest in equal monthly installments over the 36 months thereafter, so long as you continue to provide service to the Company as an employee, consultant or director on each applicable vesting date, as described in applicable the stock option agreement evidencing the First Option.

In addition, we will recommend to the Board of Directors of the Company that you be granted the option to purchase up to Eighty-Seven Thousand Eight Hundred Thirty-Five (87,835) shares of Common Stock of the Company under our 2013 Equity Incentive Plan (the “Plan”) at the fair market value of the Company’s Common Stock, as determined by the Board of Directors on the date the Board approves such grant (the “Second Option” and together with the First Option, the “Options”).  The Second Option shares will start to vest on the date the Company receives $15 million in cash related to the issuance of Series A Preferred Stock (the “Milestone Closing”), and will vest in equal monthly installments over the 48 months thereafter, so long as you continue to provide service to the Company as an employee, consultant or director on each applicable vesting date, as described in applicable the stock option agreement evidencing the Second Option.  The grant of each of the Options by the Company is subject to the Board’s approval and with respect to both Options the promise to recommend such approval is not a promise of compensation and is not intended to create any obligation on the part of the

Company.  Further details on the Plan and any specific option grant to you will be provided upon approval of such grant by the Company’s Board of Directors.

(c)                                  Acceleration of Vesting Following Change of Control.  In addition to any shares that have become vested shares pursuant to Section 6(a) or (b) hereof, if the Company is subject to a Change of Control (as defined below) before your service with the Company terminates and if, during the period of time within twelve months following a Change of Control, your employment by the Company is terminated by the Company for any reason other than (i) for Cause (as defined below), (ii) due to your death or (iii) due to your Disability (as defined below) or if your employment with the Company is terminated by you for Good Reason (as defined below), then, provided that you deliver to the Company a signed settlement agreement and general release of claims in favor of the Company in the form prescribed by the Company, without alteration (the “Release”) and satisfy all conditions to make the Release effective within sixty (60) days following the termination of your employment, 100% of your then outstanding and unvested stock options, restricted stock awards, restricted stock units and other stock based awards will vest; provided, however, if Milestone Closing has not occurred by termination of your employment, none of the shares subject to the Second Option shall become vested shares.

5.                                      Termination of Employment.

(a)                                 Accrued Compensation.  In the event your employment with the Company terminates for any reason, you will receive any unpaid base salary, together with any accrued but unused vacation, that is earned through the effective termination date (the “Accrued Compensation”).

(b)                                 Severance.  If your employment with the Company is terminated by the Company for any reason other than (i) for Cause, (ii) due to your death or (iii) due to your Disability or if your employment with the Company is terminated by you for Good Reason, you will receive the Accrued Compensation, and, conditioned on your (A) signing and not revoking the Release within sixty (60) days following your termination of employment, (B) complying with the non-competition provisions set forth in Section 6 below, (C) resigning from the Board (if applicable) on the date that your employment terminates, and (D) returning to the Company all of its property and confidential information that is in your possession and/or control, you will also receive the following beginning on the Company’s first regular payroll date that is at least sixty (60) days following your termination of employment:

(i)                                     continuation of your then current base salary for twelve (12) months beyond the effective termination date, payable in accordance with the regular payroll practices of the Company, provided that the first installment will include a catch-up payment covering the amount that would have otherwise been paid during the period between the your termination of employment and the first payment date and the balance of the installments will be payable in accordance with the Company’s regular payroll schedule;

(ii)                                  a lump sum payment equal to the pro-rated Bonus based on Company performance calculated as of the termination of your employment by the Board in its sole discretion and payable on the first regular payroll date that is at least sixty (60) days following your termination of employment;

(iii)                               twelve (12) months of additional vesting for all of your then outstanding and unvested stock options, restricted stock awards, restricted stock units and other stock based awards; and

(iv)                              if you elect to continue your health insurance coverage pursuant to your rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) following the termination of your employment, then the Company shall pay you the difference between the monthly premium under COBRA and the amount of your monthly premium the Company’s group health plans calculated as of immediately prior to the termination of your employment until the earlier of (x) twelve months following the effective termination date, (y) the date upon which you become eligible to receive substantially similar coverage from another employer or (z) the date that you are no longer eligible to receive COBRA coverage, provided, however, that, if the Company determines in its sole discretion that it cannot provide the COBRA benefits described herein without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to you a taxable monthly payment in an amount equal to the difference between the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination of employment (which amount shall be based on the premium for the first month of COBRA coverage) and the amount of your monthly premium the Company’s group health plans calculated as of immediately prior to the termination of your employment, which payments shall be made commencing on the first regular payroll date that is more than 60 days following your termination regardless of whether you elect COBRA continuation coverage and shall end on the earlier of (x) twelve (12) months following the effective termination date, (y) the date upon which you commence employment with an entity other than the Company or (z) the date that you are no longer eligible to receive COBRA coverage.

Notwithstanding the foregoing, (1) if you become an employee or consultant of Aisling Capital LLC, following your termination of employment with the Company, then the amount of any further severance payments will be reduced (but not below $0) by your annual base compensation at Aisling Capital LLC, (2) if you do not agree to be bound by the post- termination non-competition provisions in Section 6(c) below, you will have no rights to the payments and benefits set forth in this Section 5 and (3) if you agree to the terms and conditions in Section 6(c) below and you subsequently breach any such terms, you will have no further rights to payments or benefits set forth in this Section 5.

(c)                                  Definitions.  As used in this letter:

“Cause” means any of the following: (a) you willfully engage in conduct that is in bad faith and materially injurious to the Company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement; (b) your material breach of any written agreement between you and the Company that causes harm to the Company, which breach, if curable, is not cured within thirty (30) days after receipt of written notice describing in detail such breach to you from the Company; (c) you willfully refuse to implement or follow a directive by the Board, directly related to your duties, which breach, if curable, is not cured within thirty (30) days after receipt of written notice describing in detail such breach to you from the Company; (d) you engage in material misfeasance or malfeasance demonstrated by a continued pattern of material failure to perform the essential job duties associated with your position, which breach, if curable, is not cured within thirty (30) days after receipt of written notice describing in detail such breach to you from the Company; (e) your conviction of (including any plea of no contest to) a felony or a crime involving moral turpitude; or (f) your material breach of the Employee Invention Assignment and Confidentiality Agreement or similar agreement entered into between you and the Company.

“Change of Control” means (a) any transaction or series of related transactions resulting in a liquidation, dissolution or winding up of the Company, (b) a sale of all or substantially all of the assets of the Company that is followed by a liquidation, dissolution or winding up of the Company, (c) any sale or exchange of the capital stock of the Company by the stockholders of the Company in one transaction or a series of related transactions where more than 50% of the outstanding voting power of the Company is acquired by a person or entity or group of related persons or entities (other than pursuant to a recapitalization of the Company solely with its equity holders) or (d) any merger or consolidation (each, a “combination transaction”), in which the Company is a constituent entity or is a party with another entity if, as a result of such combination transaction, in one transaction or series of related transactions, the voting securities of the Company that are outstanding immediately prior to the consummation of such combination transaction (other than any such securities that are held by an “Acquiring Stockholder,” as defined below) do not represent, or are not converted into, securities of the surviving entity in such combination transaction (or such surviving entity’s parent entity if the surviving entity is owned by the parent) that, immediately after the consummation of such combination transaction, together possess at least a majority of the total voting power of all voting securities of such surviving entity (or its parent, if applicable) that are outstanding immediately after the consummation of such combination transaction, including securities of such surviving entity (or its parent, if applicable) that are held by the Acquiring Stockholder. For purposes of this paragraph, an “Acquiring Stockholder” means a stockholder or stockholders of the Company that (i) merges or combines with the Company in such combination transaction or (ii) directly or indirectly owns or controls a majority of the voting power of another entity that merges or combines with the Company in such combination transaction.

“Disability” shall have that meaning set forth in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the “Code”).

“Good Reason” means any of the following actions by the Company without your written consent and provided (a) the Company receives, within sixty (60) days following the occurrence of any of the events set forth in clauses (i) through (ii) below, written notice from you specifying the specific basis for your belief that you are entitled to terminate employment for Good Reason, (b) the Company fails to cure the event constituting Good Reason within thirty (30) days after receipt of such written notice thereof, and (c) you terminate your employment within thirty (30) days following expiration of such cure period: (i) a material reduction in your duties or responsibilities that is inconsistent with your position, provided that a mere change of title alone shall not constitute such a material reduction and provided, further that it shall not constitute Good Reason if you are given a position of materially similar or greater overall scope and responsibility at the Company or its successor or the parent of either thereof following a Change of Control of the Company and a larger entity, (i) the requirement that you change your principal office to a facility that increases your one-way commute by more than forty (40) miles provided, that, the Company’s relocation from New York, New York to Stamford, Connecticut shall not constitute Good Reason, or (iii) a material reduction in your annual base salary in effect immediately prior to such reduction (other than (x) in connection with a general decrease in the salary of all similarly situated employees and (y) following a Change of Control, to the extent necessary to make your salary commensurate with those other employees of the Company or its successor entity or parent entity who are similarly situated to you following such Change of Control).

6.                                      Confidentiality; Non-Competition.

(a)                                 Confidentiality.  As an employee of the Company, you will have access to certain confidential information of the Company and you may, during the course of your employment, develop certain information or inventions that will be the property of the Company.  To protect the interests of the Company, you will need to sign the Company’s standard “Employee Invention Assignment and Confidentiality Agreement” as a condition of your employment.  We wish to impress upon you that we do not want you to, and we hereby direct you not to, bring with you any confidential or proprietary material of any former employer or to violate any other obligations you may have to any former employer.

(b)                                 No Breach of Obligations to Prior Employers.  You represent that your signing of this Agreement, the Stock Restriction Agreement, agreement(s) concerning stock options granted to you, if any, under the Plan (as defined below) and the Company’s Employee Invention Assignment and Confidentiality Agreement and your continued of employment with the Company will not violate any agreement currently in place between yourself and current or past employers.

(c)                                  Non-Competition.  During the period that you render services to the Company, you agree to not engage in any employment, business or activity that is in any way competitive with the business or proposed business of the Company.  You will disclose to the Company in writing any other gainful employment, business or activity that you are currently associated with or participate in that competes with the Company.  You will not assist any other person or organization in competing with the Company or in preparing to engage in competition with the business or proposed business of the Company.  In consideration of your employment with the Company, you agree that during the period that is twelve (12) months following the termination of your employment either (x) for Cause or without Good Reason or (y) without Cause or for Good Reason following which you accept the payments and benefits set forth in Section 5, you will not:

(i)                                     serve as an officer, director, stockholder, employee or consultant of any person, corporation, firm, partnership or other entity that directly competes with the Business of the Company and any subsidiary of the Company, anywhere in the world; provided, however, that you may work for a private equity firm, venture capital fund or other investment vehicle that makes investments in early stage companies so long as you do not participate in or influence the investment decision process of such fund or vehicle on transactions that are competitive with the Business; and

(ii)                                  directly or indirectly, individually or with others solicit, induce, persuade or entice, or attempt to do so, or otherwise cause, or attempt to cause, any employee or independent contractor of the Company (or any of its subsidiaries or affiliates) to terminate his or her employment or contracting relationship in order to become an employee, or independent contractor to or for any other person or entity.

For purposes of this Agreement, “Business” means research relating to Trk small molecules receptors for oncology applications.

Notwithstanding the foregoing, in the event of the termination of your employment by the Company without Cause or your resignation for Good Reason, you may elect not to be bound by the post-termination non-competition provisions set forth herein and you will forfeit all rights to the payments and benefits set forth in Section 5.

7.                                      At Will Employment.  Should you decide to accept our offer, you will be an at-will employee of the Company, which means the employment relationship can be terminated by either of us for any reason, at any time, with or without prior notice and with or without cause.  Any statements or representations to the contrary (and, indeed, any statements contradicting any provision in this letter) should be regarded by you as ineffective.  Further, your participation in any stock option or benefit program is not to be regarded as assuring you of continuing employment for any particular period of time.  Any modification or change in your at will employment status may only occur by way of a written employment agreement signed by you and the Board.

8.                                      Authorization to Work.  Please note that because of employer regulations adopted in the Immigration Reform and Control Act of 1986, within three (3) business days of starting your new position you will need to present documentation demonstrating that you have authorization to work in the United States.  If you have questions about this requirement, which applies to U.S. citizens and non-U.S. citizens alike, you may contact our personnel office.

9.                                      Arbitration.  You and the Company agree to submit to mandatory binding arbitration any and all claims arising out of or related to your employment with the Company and the termination thereof, including, but not limited to, claims for unpaid wages, wrongful termination, torts, stock or stock options or other ownership interest in the Company, and/or discrimination (including harassment) based upon any federal, state or local ordinance, statute, regulation or constitutional provision.  All arbitration hearings shall be conducted in New York, New York.  THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO SUCH CLAIMS.  This Agreement does not restrict your right to file administrative claims you may bring before any government agency where, as a matter of law, the parties may not restrict the employee’s ability to file such claims (including, but not limited to, the National Labor Relations Board, the Equal Employment Opportunity Commission and the Department of Labor).  However, the parties agree that, to the fullest extent permitted by law, arbitration shall be the exclusive remedy for the subject matter of such administrative claims.  The arbitration shall be conducted through JAMS before a single neutral arbitrator, in accordance with the JAMS employment arbitration rules then in effect.  The JAMS rules may be found and reviewed at http://www.jamsadr.com/rules-employment-arbitration.  If you are unable to access these rules, please let me know and I will provide you with a hardcopy.  The arbitrator shall issue a written decision that contains the essential findings and conclusions on which the decision is based.

10.                               Tax Matters.

(a)                                 Withholding.  All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

(b)                                 Tax Advice.  You are encouraged to obtain your own tax advice regarding your compensation from the Company.  You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation.

(c)                                  Section 409A.  To the extent (i) any payments or benefits to which you become entitled under this Agreement, or under any agreement or plan referenced herein, in connection with your termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) you are deemed at the time of such termination of employment to be a “specified employee” under Section 409A of the Code, then such payments shall not be made or commenced until the earliest of (x) the expiration of the six- month period measured from the date of your “separation from service” (as such term is at the time defined in Treasury Regulations under Section 409A) from the Company; or (y) the date of your death following such separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including, without limitation, the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral.  Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid you or your beneficiary in one lump sum (without interest).  Any termination of your employment is intended to constitute a “separation from service” as such term is defined in Treasury Regulation Section 1.409A-1.  It is intended that each installment of the payments provided hereunder constitute separate “payments” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i).  It is further intended that payments hereunder satisfy, to the greatest extent possible, the exemption from the application of Code Section 409A (and any state law of similar effect) provided under Treasury Regulation Section 1.409A- 1 (b)(4) (as a “short-term deferral”).  Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement is determined to be subject to Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses), in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.

(d)                                 Section 280G.  If (i) any amounts payable to you under this Agreement or otherwise are characterized as excess parachute payments pursuant to Section 4999 of the Code, and (ii) you thereby would be subject to any United States federal excise tax due to that characterization, then your termination benefits hereunder will be payable either in full or in a lesser amount, whichever would result, after taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, in your receipt on an after-tax basis of the greatest amount of termination and other benefits.  The determination of any reduction required pursuant to this section (including the determination as to which specific payments shall be reduced) shall be made by a nationally recognized accounting firm doing business in the United States which otherwise does not perform services for the Company (which will be chosen by the mutual agreement of you and Company, such services to be paid by the Company), and such determination shall be conclusive and binding upon the Company or any related corporation for all purposes.  If required, the payments and benefits under this Agreement shall be reduced in the following order: (x) a pro rata reduction of (A) cash payments that are subject to Section 409A of the Code as deferred compensation and (B) cash payments not subject to Section 409A of the Code; (y) a pro rata reduction of (A) employee benefits that are subject to Section 409A of the Code as deferred compensation and (B) employee benefits not subject to Section 409A of the Code; and (z) a pro rata cancellation of (A) accelerated vesting of stock and other equity-based awards that are subject to Section 409A of the Code as deferred compensation and (B) stock and other equity-based awards not subject to Section 409A of the Code.  In the event that acceleration of vesting of stock and other equity-based award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of your stock and other equity-based awards unless you elect in writing a different order for cancellation.

11.                               Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to conflict of laws.

12.                               Severability.  If any provision of this Agreement shall be found by any arbitrator or court of competent jurisdiction to be invalid or unenforceable, then the parties hereby waive such provision to the extent of its invalidity or unenforceability, and agree that all other provisions in this Agreement shall continue in full force and effect.

13.                               Entire Agreement.  This offer, once accepted, the Stock Purchase Agreement, the Stock Restriction Agreement and the Employee Invention Assignment and Confidentiality Agreement constitutes the entire agreement between you and the Company with respect to the subject matter hereof and supersedes all prior offers, negotiations and agreements, if any, whether written or oral, relating to such subject matter.  You acknowledge that neither the Company nor its agents have made any promise, representation or warranty whatsoever, either express or implied, written or oral, which is not contained in this agreement for the purpose of inducing you to execute the agreement, and you acknowledge that you have executed this agreement in reliance only upon such promises, representations and warranties as are contained herein.

14.                               Acceptance.  This offer will remain open until November 22, 2013.  If you decide to accept our offer, and I hope you will, please sign the enclosed copy of this letter in the space indicated and return it to me.  Your signature will acknowledge that you have read and understood and agreed to the terms and conditions of this offer letter and the attached documents, if any.  Should you have anything else that you wish to discuss, please do not hesitate to call me.

Very truly yours,

/s/ Steven Elms

I have read and understood this Agreement and hereby acknowledge, accept and agree to the terms as set forth above and further acknowledge that no other commitments were made to me as part of my employment offer except as specifically set forth herein.

/s/ Joshua H. Bilenker	Date signed:	November 15, 2013
Joshua H. Bilenker

Exhibit A

STOCK RESTRICTION AGREEMENT